
November 27, 2023

Jeff Kim
Chief Executive Officer
SHOREPOWER TECHNOLOGIES INC.
5291 NE Elam Young Pkwy, Suite 160
Hillsboro, OR 97124

> **Re: SHOREPOWER TECHNOLOGIES INC.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 13, 2023**
> **File No. 333-274184**

Dear Jeff Kim:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Amendment No. 2 to Form S-1 filed on November 13, 2023

Cover Page

1.   Please revise the cover page to state that the offering amount consists of 14,817,272 shares of common stock currently outstanding and 11,000,000 shares of common stock underlying warrants.

Risk Factors
Computer malware, viruses, ransomware..., page 15

2.   We note your revisions in response to comment 6. Please explain the reference to ChargePoint in the fourth sentence of the first paragraph.

Index to Consolidated Financial Statements, page F-1

3.   We note the changes made in response to comment 17. We also note that Shurepower LLC has a December 31 year-end and that the merger with United States Basketball League, Inc. was consummated on March 22, 2023. Please explain to us why you have not provided audited financial statements of Shurepower LLC for the year ended December 31, 2022. Tell us how you have complied with Rule 8-02 of Regulation S-X which requires you to provide audited financial statements of the accounting acquirer and predecessor entity as of the end of and for each of its most recent two fiscal years.

4.   Also, clarify for us whether Shurepower LLC changed its fiscal year end following the reverse recapitalization consummated on March 22, 2023. If so, please revise the interim financial statements to disclose that information.

     Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing